Filed by Synageva BioPharma Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Synageva BioPharma Corp.

Commission File No.: 0-23155

Dear Synageva Employee,

Consistent with Synageva’s practice of granting annual equity awards, on June 6, 2015 the Board of Directors granted Restricted Stock Units or RSUs (2015 RSU Awards) to most employees who were employed before January 1, 2015. You will be notified in a separate e-mail later today or tomorrow about the number of RSUs granted to you.

The 2015 RSU Awards have a vesting schedule as provided for in the Merger Agreement and summarized here: Each 2015 RSU Award shall vest, subject to continued service with Synageva, and be settled in Synageva common stock (i) 25% on the first anniversary of the grant date and 12.5% per six months thereafter (such that the award will be 100% vested on the fourth anniversary of the grant date, which is June 6, 2019), and (ii) 100% on any termination without cause or resignation for good reason within two (2) years following the closing of the merger with Alexion.

Upon the closing of the merger with Alexion, 50% of the 2015 RSU Awards will become fully vested and will be cancelled and exchanged for (i) $115.00 in cash and (ii) .6581 shares of Alexion common stock in respect of each share of Synageva common stock underlying such portion of the 2015 RSU Awards, in each case, without interest, but subject to any withholding of taxes. If you would be entitled to receive a fraction of a share of Alexion common stock, you will instead be paid an amount of cash for such fractional share as set forth in the Merger Agreement. Upon the closing of the merger with Alexion, the other 50% of the 2015 RSU Awards will be converted to restricted stock unit awards in respect of Alexion common stock (Alexion RSUs), at a conversion rate according to the terms of the Merger Agreement and will continue to vest according to the vesting schedule noted above. The conversion rate is currently estimated at approximately 1.3 Alexion RSUs for each 2015 RSU Award that will be converted to Alexion RSUs (assuming a value of $161.50 for each Alexion RSU), but the actual conversion rate used to determine the number of Alexion RSUs will depend on the average of the closing prices per share of Alexion common stock for the ten full trading days ending on the third business day prior to the closing of the merger and may be substantially different than the 1.3 estimate.

The descriptions in this email are qualified in their entirety by the terms of your award agreement for the 2015 RSU Awards, Synageva’s 2014 Equity Incentive Plan and the Merger Agreement, as applicable. Under the terms of the Merger Agreement, taxes due on the full value being paid to you first will be withheld from the cash portion of your merger consideration, and then only the stock portion of your merger consideration only if the cash portion of your merger consideration is not sufficient to cover all taxes that are required to be withheld. Additionally, if you would be entitled to receive a fraction of a share of Alexion common stock, you will instead be paid an amount of cash for such fractional share of Alexion common stock as set forth in the Merger Agreement.

If you do not already have an account with Schwab, it is imperative that you open an account immediately to be able to accept this grant. You will receive instructions on how to open a Schwab account in a separate e-mail shortly. If you do not have an account open before the closing of the merger, the delivery of your consideration may be delayed.

Best regards,

Steve

Every Second Counts!

Stephen Andre | Sr. Vice President, Human Resources

Synageva BioPharma Corp. | 33 Hayden Ave. | Lexington, MA 02421

Direct: 781-357-9909 | Main: 781-357-9900 | Mobile: 978-758-0493

steve.andre@synageva.com | www.synageva.com

No Legal Effect

In no event shall this email be deemed to amend, modify or supersede the terms of the Merger Agreement, any award agreements for the 2015 RSU Awards, Synageva’s 2014 Equity Incentive Plan, the Schedule 14D-9 filed by Synageva, as amended, the Schedule TO filed by Alexion, as amended, or the Registration Statement on Form S-4 filed by Alexion, as amended. The actual amount of cash, Alexion common stock, and Alexion RSUs you will receive will be determined in accordance with the terms of the Merger Agreement, the award agreements for the 2015 RSU Awards and Synageva’s 2014 Equity Incentive Plan, and may vary from the amounts determined using the information provided in this email for a number of reasons, including, but not limited to the price of Alexion stock for the ten full trading days ending on the third business day prior to the closing date or any required withholding of taxes.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Synageva cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Synageva does not undertake any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Alexion, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that Alexion filed with the Securities and Exchange Commission (“SEC”) on May 22, 2015, which materials may be amended in the future.

Investors and security holders of Synageva are urged to read the tender offer statement on Schedule TO, filed by Alexion on May 22, 2015 (as may be amended, the “Schedule TO”), the Registration Statement on Form S-4, as filed by Alexion on May 22, 2015 (as may be amended, the “Registration Statement”), and the solicitation/recommendation statement filed by Synageva on Schedule 14D-9, filed on May 22, 2015 (as may be amended, the “Schedule 14D-9”). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the offer by an affiliate of Alexion to purchase all of the outstanding shares of common stock of Synageva.

In addition to the Schedule TO, the Registration Statement and the Schedule 14D-9 described above, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion’s and Synageva’s filings with the SEC, including the Schedule TO, the Registration Statement and the Schedule 14D-9 are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Free copies of the exchange offer materials may also be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947 or by contacting Georgeson, the information agent for the offer, at (888) 206-0860 or at SynagevaExchange@georgeson.com.

Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger requiring the vote of Synageva stockholders, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Synageva stockholders are urged to read these documents carefully and in their entirety if and when they become available before voting on the transaction. If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Synageva and its directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva’s stockholders in connection with the proposed transaction. Information regarding Synageva’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction. Neither Alexion nor Synageva is soliciting proxies at this time.